EXHIBIT 21.0

SUBSIDIARIES OF THE REGISTRANT

Main Street Banks, Inc. owns 100% of the following entities:

Main Street Bank (a Georgia banking institution)

Main Street Insurance Services, Inc. (a Georgia corporation)

Piedmont Settlement Services, Inc. (a Georgia corporation)

MSB Payroll Solutions, LLC (a Georgia limited liability company)

Main Street Bank owns 100% of MSB Holdings, Inc., a Delaware corporation. MSB Holding owns 100% of the common stock and approximately 88% of the preferred stock of MSB Investments, Inc., a Georgia corporation.